The Efficacy of a
Going Private Transaction

June 20, 2007

Presented By:

Arthur L. Loomis, II

President

Northeast Capital & Advisory, Inc.

(518) 426-0100 * alloomis@ne-capital.com

Discussion Agenda

- Strategic Alternatives Considered

- Going Private Overview

- Going Private Methods

- Shareholder List Analyses

- Fairness Opinion Analyses

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Strategic Alternatives Considered

➢ Status Quo

➢ Sell Now or in the Future

➢ Going Private

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Status Quo

➢ **Augment Non-Local Shareholder Base**

▪ Meet with accredited investors to inform them of First Ipswich's strategy, competitive advantages, and impact of current projects.

➢ **Increase Local Shareholder Base**

▪ Reach loyal, local investors and powerful allies of community bank managements in proxy fights, through investment clubs and corporate advertising.

  ➢ **Maintaining communications with individual shareholders may be more time consuming than dealing with institutions.**

  ➢ **Due to the loyalty of these retail investors, a heavy retail shareholder base may impact the liquidity of the Company's stock, due to low trading volume.**

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Status Quo *(Continued)*

➢ Do the advantages of remaining a public company outweigh the indirect and direct costs?

Annual Costs

Historical Costs:

Legal Fees	$ 70,000
Accounting Firm Fees	35,000
Personnel Costs	50,000
EDGAR Conversion, Printing & Mailing Costs	20,000
Historical Annual Costs	**$ 175,000**

Additional Expected Annual Costs:

Full SOX Implementation	$ 110,000
Total Estimated Costs	**$ 285,000**

Additional One-Time Fees Relating to Section 404

Consulting Fees = $100,000 in 2007 and 2008

Personnel Costs = $100,000 in 2007 and $40,000 in 2008

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Sell Now or in the Future

- Another option to unlock value of a sparsely traded company is to be acquired for cash or for the stock of a more liquid acquirer.

- If the Company were sold to a larger institution, the costs of compliance would no longer be as disproportionate to the size of the new entity.

- This option is relevant only if the Company's continuing independence produces less value than a sale.

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Going Private

- ➤ Stock Repurchase Plan

- ➤ Tender Offer

  - ▪ Traditional

  - ▪ Odd-lot

- ➤ Reverse Stock Split

- ➤ Cash Out Merger

- ➤ Reclassification to a New Security

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Introduction

➢ In some cases, a bank with a low valuation and/or a limited trading volume may be deriving little benefit from being a registered company.

➢ Going private allows the bank to de-register with the SEC.

▪ Goal: To eliminate all future SEC filings by reducing the number of *registered shareholders* below 300.

➢ Once de-registered, banks cannot be listed on the NASDAQ National and Small Cap Markets; however, shares are eligible for quotation on the OTC Bulletin Board or the Pink Sheets.

➢ The bank may remain private as long as *registered shareholders* do not exceed 300 (500 in certain circumstances).

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Selected Transactions

Related Transactions

Company	Ticker	City	ST	Assets ($000s)	Announce Date	Transaction Type	% of Shares Impacted	Price Per Share	Cost Saves (Estimates)			Premium Over Market Value	
									Annual Recurring - Personnel	Annual Recurring - Other	Non-Recurring	At Announce[1]	Fairness Opinion[2]
Monarch Community Bancorp, Inc.	MCBF	Coldwater	MI	291,300	02/16/07	Cash Out Merger	3.11	13.50	-	126,000	-	27.36%	15.88%
South Street Financial Corp.	SSFC	Albemarle	NC	268,848	12/11/06	Reclassification to Preferred	2.60	NA	129,000	156,000	-	NA	NA
First Niles Financial, Inc.	FNFI	Niles	OH	100,973	06/29/06	Reclassification to Preferred	2.00	NA	81,000	132,500	174,000	NA	NA
Harbor Bankshares Corp.	HRBK	Baltimore	MD	258,174	05/02/06	Cash Out Merger	1.80	31.00	10,000	77,600	150,000	21.57%	0.00%
Home City Financial Corp.	HCFL	Springfield	OH	148,159	01/26/06	Reverse Stock Split	1.77	17.10	30,000	96,300	125,000	11.91%	12.57%
FC Banc Corp.	FCBZ	Bucyrus	OH	178,386	11/15/05	Reverse Stock Split	9.92	29.12	19,000	61,000	200,000	3.63%	3.08%
County Bank Corp.	CBNC	Lapeer	MI	257,355	10/07/05	Reverse Stock Split	4.72	55.00	13,400	47,600	75,000	2.42%	1.85%
First Citizens Bancorporation, Inc.	FCBN	Columbia	SC	4,533,651	09/13/05	Cash Out Merger	3.43	735.00	1,023,000	322,000	-	24.58%	28.50%
Illini Corporation	ILII	Springfield	IL	253,463	08/19/05	Cash-out Merger	9.70	40.50	-	192,000	19,875	3.71%	3.85%
Iowa First Bancshares Corporation	IOFB	Muscatine	IA	376,429	07/22/05	Reverse Stock Split	4.72	38.00	32,000	190,000	-	10.95%	10.95%
Cherokee Banking Company	CHKJ	Canton	GA	164,843	07/01/05	Cash-out Merger	11.01	17.75	-	150,000	-	14.52%	18.65%
Community Financial Holding Company, Inc.		Duluth	GA	274,130	06/17/05	Reclassification to Class A CS	10.19	NA	22,000	90,000	100,000	NA	NA
Guaranty Bancshares	GNTY	Mount Pleasant	TX	552,500	06/13/05	Cash Out Merger	2.19	24.00	150,000	200,000	-	24.03%	12.41%
Community Investors Bancorp	CIBI	Bucyrus	OH	122,762	06/09/05	Reverse Stock Split	3.81	15.00	50,000	150,000	110,000	13.21%	13.21%
First Southern Bancorp		Statesboro	GA	113,407	06/02/05	Reclassification to Series A	13.11	NA	20,000	82,000	170,000	NA	NA
Home Loan Financial Corp.	HLFN	Coshocton	OH	160,342	05/18/05	Reverse Stock Split	6.41	20.75	65,000	200,000	34,200	30.50%	14.64%
Heartland Bancshares, Inc.		Sebring	FL	147,922	04/20/05	Reclassification to Preferred	14.77	NA	22,000	58,000	100,000	NA	NA
Medians												**13.86%**	**12.49%**

1 - Based on closing trading price on the day prior to announcement of such transaction.
2 - Based on closing trading price on the day of the fairness opinion.

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Strategic Considerations

- ➢ What is the Company's Strategic Plan?

  - ▪ Future capital needs

  - ▪ Acquisition strategy

  - ▪ Increase visibility of the Company

  - ▪ Image

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General Considerations

- ➢ Reaction of the Local Community

  - How will the community react to the transaction?

  - Are many small shareholders customers?

  - Would a voluntary method of going private be better received?

- ➢ Reaction of Institutional Investors

  - Will/ can they continue to hold shares?

- ➢ Reaction from Other Banks

  - Will going private encourage acquisition offers?

- ➢ How Many Shareholders Must Be Eliminated?

  - How many shares do they own?

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General Considerations *(Continued)*

➢ **Financial Impact on the Company**

- Cost of purchasing shares plus transaction costs

- Pro-forma capital ratios

- Impact on future growth

- Financing alternatives

➢ **Ability to Obtain Favorable Shareholder Vote**

- Insider ownership

- Past history of difficulty

- Shareholder sentiment

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Reasons for Going Private

- Decreases legal and accounting expenses as well as certain shareholder-related costs

- Eliminates management time and resources dedicated to SEC compliance and reporting

- Eliminates requirement to comply with Sarbanes-Oxley (SOX)

- Eliminates personal liability of CEO and CFO due to certification of 10-Qs and 10-Ks

- Increases privacy

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Reasons for Going Private *(Continued)*

➢ Allows management to take longer-term perspective

➢ May improve shareholder composition

➢ May reduce expenses related to administering small shareholder accounts

➢ Discourages stock ownership by professional investors

➢ May enable small holders to liquidate their shares without paying brokerage commissions or other transaction fees.

Reasons for Not Going Private

➢ Limits access to capital and acquisition opportunities

➢ May reduce stock liquidity

➢ May reduce the visibility of the Company

➢ Stock based compensation is less attractive to employees

➢ Possible negative reactions by shareholders and customers

➢ Requires significant amount of time and expense to implement

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Reasons for Not Going Private *(Continued)*

➢ May require shareholder and/ or regulatory approval

➢ May invite a hostile or competing offer from another bank

➢ May be forced to re-register due to forces beyond Company's control

➢ Rule 144 safe harbor for insider transactions is not available

➢ ESOP's and employer securities held in 401k plans create additional issues

➢ Potential negative reactions from large, non-local shareholders.

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Ongoing Issues with Being Private

➢ **Continue to Monitor Shareholder Base**

  ▪ Be aware of the broker "kick-out" rule*

➢ **Consider Continuing to Make Quarterly Financial Data Publicly Available to Shareholders**

  ▪ Shareholder base is accustomed to it

  ▪ Helps with insider trades

  ▪ Helps offset broker "kick-out" risk

➢ **Establish a Stock Repurchase Plan to Provide Additional Liquidity**

➢ **Maintain Relationships with Market Makers**

* After the Form 15 takes effect and there is subsequent cessation of periodic reporting by the issuer, brokers may "kick-out" shares held in street name to actual beneficial owners, thereby increasing the number of holders of record.

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Evaluate Shareholder Base

- ➢ Understand the Composition of the Company's Shareholders

  - ▪ Identify which small shareholders are also customers

- ➢ Evaluate Change in Ownership of Company

  - ▪ May increase certain shareholder's ownership above 10%

  - ▪ Is voting control of the Company affected?

- ➢ Determine Exact Number of Shareholders

  - ▪ Registered versus street name

  - ▪ NOBO versus OBO

Alternative Methods for Going Private*

Voluntary	Involuntary
Open market share repurchases	Reverse stock split
Tender offers	Cash-out merger
	Reclassification to a new security

* If any of the options above are used to de-register, form 13E(3) must be filed with the SEC, which sets forth the Board's reasons for going private and the impact on the company and its shareholders.

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Open Market Share Repurchase Program

- ➢ Board authorizes repurchase plan

  - Typically less than 10% of outstanding shares

- ➢ Company follows rules set forth by SEC Rule 10b-18, which restricts

  - when an issuer can repurchase its shares,

  - the manner in which the repurchase is effected,

  - the volume of shares purchased, and

  - the price paid.

The desired reduction in the number of holders is not assured within the required time period.

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Tender Offers

- Company offers to purchase a set number of shares for a certain period of time.

  - Basically, a tender offer is just a large share repurchase at a premium with a deadline.

  - Open to all shareholders.

- There are several types of tender offers: odd-lot, fixed price, Dutch auction, etc.

- A tender offer document must be mailed to shareholders setting forth the offer and its financial impact on the company.

- No guaranty that shareholders will tender shares or tender all shares owned.

- Oversubscription by large holders may result in few holders being eliminated.

> *The desired reduction in the number of shareholders is not assured.*

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Reverse Stock Split

- The number of shares outstanding is reduced.

  - Shareholders with fewer shares than the exchange ratio are eliminated.

  - Those with shares above the exchange ratio remain shareholders, but receive cash for any fractional share created as a result of the transaction.

  - May choose to include or eliminate beneficial shareholders.

- Establish exchange ratio to ensure the number of remaining holders is below 300.

- Offer price for shares is determined by Board and must be considered "fair".

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Reverse Stock Split *(Continued)*

- ➤ Typically, Board receives a fairness opinion.

  - ▪ Hiring a financial advisor helps the Board fulfill its fiduciary obligations.

  - ▪ Advisor studies the trading market for the company's equity securities, apprises the Board of current market conditions and evaluates the financial impact of the transaction on the company.

- ➤ Transaction must be approved by shareholders.

This method will reduce the number of shareholders in a timely manner. It may eliminate some desirable shareholders, however.

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Cash-Out Merger

- Procedurally very similar to a reverse stock split, except that not all fractional shares are cashed out.
  - Only those shareholders with fewer shares than the exchange ratio are cashed out.
  - Shareholders owning more shares than the exchange ratio are unaffected.
- Not available in all states.
  - Allowed in MA if it is approved by holders of 2/3 of the company's stock or a lower amount as detailed in the articles of incorporation.
- Similar to forming a holding company.
  - Bank merges into a dummy corporation.
  - The exchange ratio for the dummy corporation's shares and the bank's shares is set to result in the elimination of the necessary number of shareholders.

More focused and involves less cash to repurchase the shares than a reverse stock split.

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Reverse Stock Split vs. Cash-Out Merger

➢ Example:
  ▪ 1 for 100 exchange ratio
  ▪ $10.00 per share price (pre-split)
  ▪ Shareholder A owns 50 shares
  ▪ Shareholder B owns 125 shares

Reverse Stock Split	Cash Out Merger
➢ Shareholder A receives $500 cash and retains no shares	➢ Shareholder A receives $500 cash (for 0.5 post-split shares) and retains no shares
➢ Shareholder B receives 1 share and is paid $250 cash for 25 shares	➢ Shareholder B is unaffected, retains all 125 shares
➢ Often followed by a concurrent forward split to put shareholders back in a similar position.	
▪ **A subsequent 100:1 forward split would give Shareholder B 100 shares.**	

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Additional Transaction Features

Going private transactions have been structured with the following additional features:

➢ **Shareholders Affected** – The transaction can be structured to include or exclude beneficially owned (street name) shares. By effecting the transaction only at the registered shareholder level, shareholders holding their shares in street name are not impacted by the transaction.

➢ **Restrictions on Trading** – Future transfers of shares can be restricted to maintain a minimum number of shares traded in each block. This mechanism can be used to prevent an increase in small shareholders.

Reclassification to a New Security

➢ Registration of securities is based on the number of holders *per security*.

➢ Objective is to split shareholders into two groups by exchanging the shares held by some existing common shareholders for a new security (typically preferred stock).

- Number of registered shareholders of common stock will fall below 300.

- Newly created security cannot have more than 500 holders.

Advantages	Disadvantages
➢ **May be perceived as a more "friendly" way of going private, enabling shareholders to retain an equity interest.**	➢ **Relatively new.**
➢ **Relatively inexpensive as no capital is used to buyout shareholders.**	➢ **The new security may be fairly illiquid.**
➢ **Preferred stock can count towards Tier 1 Capital if structured properly.**	➢ **The benefits of repurchasing shares are not realized.**
	➢ **Since no shareholders are eliminated, the potential for re-registration is higher.**

This is the most viable option for the Company.

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Comparison: Reclassification to Preferred

	Georgia Trust Bancshares, Inc.	South Street Financial Corp.	Transaction TBA
Status	Completed	Completed	In Process
Dividends	Receive preference over common; no obligation to pay dividends; non-cumulative	Receive preference over common; no obligation to pay dividends; non-cumulative	Receive preference over common; no obligation to pay dividends; non-cumulative
Perpetual Preferred	No maturity date; Cannot be redeemed at the option of the holder	Matures in 20 years; Can be redeemed at the option of the holder or issuer before maturity	No maturity date; Cannot be redeemed at the option of the holder
Voting Rights	Can only vote on a change of control; vote together with common stock instead of as a separate class of securities	Can only vote on the merger, acquisition or sale of the Company, stock or assets	Can only vote on a change of control; vote together with common stock instead of as a separate class of securities
Conversion Rights	Converts into common in the event of a change in control	Converts into one share of common upon a change in control	Converts into one share of common in the event of a change in control

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Comparison: Terms of New Class of Preferred

	Georgia Trust Bancshares, Inc.	South Street Financial Corp.	Transaction TBA
Liquidation Rights	Preference in liquidation, whether voluntary or involuntary, equal to $10.00	Preference in liquidation equal to the greater of $4.50 or the amount paid to common holders	Preference in liquidation, whether voluntary or involuntary, equal to the greater of book value per share, the amount paid to common shareholders or [$] per share.
Preemptive Rights	None	None	None
Redemption Rights	None	The issuer can force the holder and the holder can force the issuer to redeem the shares	None

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Comparison: Terms of New Class of Preferred

	Georgia Trust Bancshares, Inc.	South Street Financial Corp.	Transaction TBA
Dissenters Rights	Dissenters' rights are not required under Georgia law and have not been voluntarily extended by the board.	May exercise dissenter's rights under North Carolina law.	May exercise dissenter's rights under Massachusetts law.
Other	Antidilution Adjustments – If the outstanding number of common shares changes due to a merger, consolidation, liquidation, reclassification, recapitalization, stock split up, combination of shares or stock dividend, an appropriate adjustment will be made by the Board and relative terms of the Series A Preferred Stock.	Put Option – within 30 days of the conversion, preferred holders may sell, transfer and convey shares to the Company at a put price equal to $10.00 per share	Antidilution Adjustments – If the outstanding number of common shares changes due to a merger, consolidation, liquidation, reclassification, recapitalization, stock split up, combination of shares or stock dividend, an appropriate adjustment will be made by the Board and relative terms of the Series A Preferred Stock.

Registered Shareholder List Analysis

Shares Held	Stratification of Ownership			Registered Shareholders	
	Shareholders	Shares	Cumulative Shares	Above	Below
				370	
0 - 100	130	8,059	8,059	240	130
101 - 125	6	687	8,746	234	136
126 - 190	22	3,252	11,998	212	158
191 - 250	32	6,665	18,663	180	190
251 - 400	40	13,669	32,332	140	230
401 - 550	26	12,182	44,514	114	256
551 - 750	16	10,148	54,662	98	272
751 - 1,000	19	17,250	71,912	79	291
1,001 - 1,500	8	9,625	81,537	71	299
1,501 - 2,500	25	47,465	129,002	46	324
2,501 - 4,000	9	30,352	159,354	37	333
4,001 - 7,000	13	73,333	232,687	24	346
7,001 - 9,999	9	73,807	306,494	15	355
10,000+	15	1,596,116	1,902,610	0	370
Total Registered[1]	**370**	**1,902,610**			
CEDE Shares	**38**	**442,020**			
Total	**408**	**2,344,630**			

1 - Based on the registered shareholder list provided by the Bank as of May 15, 2007.

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Are Small Shareholders Significant Customers?

- Currently, small shareholders have deposits totaling $2.312 million.

  - Seven small shareholders comprise over $100,000 in deposits each, aggregate balance of $1.662 million.

- Currently, small shareholders have loans totaling $1.103 million.

  - Four small shareholders have over $100,000 in loan balances each, aggregate balance of $932,000.

- However, most of these small shareholders are employees; therefore, there should be no material impact.

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Pro Forma Assumptions

One-Time Cost Estimates

Legal Fees	$ 125,000
Financial Advisory Fees	42,500
Accounting	5,000
SEC Filing	2,000
Printing, Mailing Costs & Misc.	5,000
Total	**$ 179,500**

NPV ≈ $2.486 million
(Using a 12% discount rate)

NPV ≈ $1.06 per share
(Based on 2,344,630 shares outstanding)

Annual Cost Savings

Historical Costs:

Legal Fees	$ 70,000
Accounting Firm Fees	35,000
Personnel Costs	50,000
EDGAR Conversion, Printing & Mailing Costs	20,000
Historical Annual Costs	**$ 175,000**

Additional Expected Annual Costs:

Full SOX Implementation	$ 110,000
Total Estimated Costs	**$ 285,000**

Additional One-Time Costs Relating to Section 404

Consulting Fees = $100,000 in 2007 and 2008

Personnel Costs = $100,000 in 2007 and $40,000 in 2008

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Reverse Stock Split Analysis

Shares Held	Stratification of Ownership			Registered Shareholders	
	Shareholders	Shares	Cumulative Shares	Above	Below
				370	
0 - 99	88	3,859	3,859	282	88
100 - 124	47	4,762	8,621	235	135
125 - 189	20	2,807	11,428	215	155
190 - 249	35	7,235	18,663	180	190
250 - 399	31	10,069	28,732	149	221
400 - 549	34	15,232	43,964	115	255
550 - 749	17	10,698	54,662	98	272
750 - 999	10	8,250	62,912	88	282
1,000 - 1,499	16	17,125	80,037	72	298
1,500 - 2,499	24	43,965	124,002	48	322
2,500 - 3,999	10	31,352	155,354	38	332
4,000 - 6,999	12	63,333	218,687	26	344
7,000 - 9,999	11	87,807	306,494	15	355
10,000+	15	1,596,116	1,902,610	0	370
Total Registered[1]	370	1,902,610			
CEDE Shares	38	442,020			
Total	408	2,344,630			

1 - Based on the registered shareholder list provided by the Bank as of May 15, 2007.

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Pro Forma Analysis - Reverse Stock Split

		Reverse Stock Split at			
	Total	**1:165**	**1:190**	**1:215**	**1:240**
Registered Shareholders					
Cashed Out		153	155	182	188
Remaining	370	217	215	188	182
Registered Shares Cashed Out					
Shareholders Below Threshold		11,078	11,428	16,808	18,183
Fractional Shares		14,822	16,262	19,817	18,907
Total Registered	1,902,610	25,900	27,690	36,625	37,090
Percent of Registered Shares		1.4%	1.5%	1.9%	1.9%
Percent of Outstanding Shares		1.1%	1.2%	1.6%	1.6%
Estimated Cost: Fractional Shares Are Not Cashed Out					
$10.00		$110,780	$114,280	$168,080	$181,830
$10.50		$116,319	$119,994	$176,484	$190,922
$11.00		$121,858	$125,708	$184,888	$200,013
$11.50		$127,397	$131,422	$193,292	$209,105
$12.00		$132,936	$137,136	$201,696	$218,196
Estimated Cost: Fractional Shares Are Cashed Out					
$10.00		$259,000	$276,900	$366,250	$370,900
$10.50		$271,950	$290,745	$384,563	$389,445
$11.00		$284,900	$304,590	$402,875	$407,990
$11.50		$297,850	$318,435	$421,188	$426,535
$12.00		$310,800	$332,280	$439,500	$445,080

1 - Based on the registered shareholder list dated May 15, 2007.

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Pro Forma Analysis - Reverse Stock Split

	As of	Pro Forma 1:190 Reverse Stock Split at[1]		
	3/31/2007	$10.00	$11.00	$12.00
All dollars in thousands, except per share values				
Shares Purchased		27,690	27,690	27,690
Cost		$277	$305	$332
Assets	302,503	302,109	302,082	302,054
Equity	19,561	19,167	19,140	19,112
Equity/ Assets[2]	6.47%	6.34%	6.34%	6.33%
Change in Net Income[2]		$170	$170	$169
LTM Net Income[2]	($507)	($337)	($337)	($338)
LTM Earnings per Share[2]	($0.24)	($0.16)	($0.16)	($0.16)
Book Value per Share[2]	$8.46	$8.39	$8.38	$8.37
Tangible Book Value per Share[2]	$6.34	$6.24	$6.23	$6.22
Tier 1 Leverage Ratio[2]	6.81%	6.69%	6.69%	6.68%
LTM Return on Average Equity	-2.81%	-1.91%	-1.91%	-1.92%
LTM Return on Average Assets	-0.14%	-0.09%	-0.09%	-0.09%
Internal Rate of Return[3]		227.14%	198.06%	175.28%

1 - Assumes beneficial shareholders are excluded from the transaction and fractional shares are cashed out.

2 - Assumes $285,000 of annual cost savings, one-time costs of $179,500, an opportunity cost of cash of 5%, and a marginal tax rate of 35%.

3 - Assumes a growth rate of 3.5% and includes one-time cost savings of $200,000 in 2007 and $140,000 in 2008.

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Pro Forma Analysis - Reclassification

➢ Proposed Structure

▪ **Share Reclassification** - Shareholders with 190 shares or less will receive preferred shares for their common shares.

▪ **Effected at Record Level** - Transaction will not affect shareholders holding stock in a brokerage account, so long as the brokerage firm holds more than 190 shares in aggregate.

▪ **No Cash Out Option** – No cash will be paid to shareholders as consideration, unless appraisal rights are exercised.

▪ **Option to Move Between Form of Registration** - Registered holders can choose to move registered shares into a brokerage account to maintain their ownership of common shares. Beneficial holders can choose to move their shares into registered form to receive preferred shares.

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Registered Shareholder List Analysis

Shares Held	Stratification of Ownership			Registered Shareholders	
	Shareholders	Shares	Cumulative Shares	Above	Below
				370	
0 - 100	130	8,059	8,059	240	130
101 - 125	6	687	8,746	234	136
126 - 190	22	3,252	11,998	212	158
191 - 250	32	6,665	18,663	180	190
251 - 400	40	13,669	32,332	140	230
401 - 550	26	12,182	44,514	114	256
551 - 750	16	10,148	54,662	98	272
751 - 1,000	19	17,250	71,912	79	291
1,001 - 1,500	8	9,625	81,537	71	299
1,501 - 2,500	25	47,465	129,002	46	324
2,501 - 4,000	9	30,352	159,354	37	333
4,001 - 7,000	13	73,333	232,687	24	346
7,001 - 9,999	9	73,807	306,494	15	355
10,000+	15	1,596,116	1,902,610	0	370
Total Registered[1]	**370**	**1,902,610**			
CEDE Shares	**38**	**442,020**			
Total	**408**	**2,344,630**			

1 - Based on the registered shareholder list provided by the Bank as of May 15, 2007.

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Pro Forma Analysis - Reclassification

	As of 3/31/2007	Reclassification to Preferred[1] (Shareholders with 190 shares or less)
All dollars in thousands, except per share values		
Reclassified Shares		11,428
Cost		$0
Assets	302,503	302,386
Equity	19,561	19,444
Equity/ Assets[2]	6.47%	6.43%
Change in Net Income[2]		$179
LTM Net Income[2]	($507)	($328)
LTM Earnings per Share[2]	($0.24)	($0.16)
Book Value per Share[2]	$8.46	$8.45
Tangible Book Value per Share[2]	$6.34	$6.32
Tier 1 Leverage Ratio[2]	6.81%	6.77%
LTM Return on Average Equity	-2.81%	-1.83%
LTM Return on Average Assets	-0.14%	-0.09%
Internal Rate of Return[3]		256.90%

1 - Assumes no shareholders exercise appraisal rights and no fractional shares are reclassified.

2 - Assumes $285,000 of annual cost savings, one-time costs of $179,500, an opportunity cost of cash of 5%, and a marginal tax rate of 35%.

3 - Assumes a growth rate of 3.5% and includes one-time cost savings of $200,000 in 2007 and $140,000 in 2008.

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Impact on First Ipswich

Advantages	Disadvantages

Advantages

- Elimination of SEC Reporting Obligations

- Positively effects LTM diluted losses per share. Increases to –$0.16 per share, up from -$0.24 per share.

  - Series A Preferred shares will be considered as common stock equivalents

- No effect on outstanding warrants and options to purchase common stock

- Elimination of liability under Section 18 of the Exchange Act

Disadvantages

- May adversely affect the already limited liquidity of common stock.

- Book value per common equivalent share will decline slightly from $8.46 per share to $8.45 per share.

- We estimate that professional fees and other expenses related to the transaction will total approximately $179,500.

This transaction should not have a significant impact on any anticipated needs of the Company to raise additional capital.

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Impact on All Shareholders

Advantages	Disadvantages

Advantages

➤ **Retain equity interest in the Company.**

➤ **Benefit from substantial cost and management time savings.**

➤ **Positively effects LTM diluted losses per share. Increases to –$0.16 per share, up from -$0.24 per share.**

  ▪ **Series A Preferred shares will be considered as common stock equivalents**

Disadvantages

➤ **Book value per common equivalent share will decline slightly from $8.46 per share to $8.45 per share.**

➤ **Loss of benefits from SEC reporting.**

  ▪ **Detailed financial data about First Ipswich will continue to be available from the Company, the Federal Reserve Board and the FDIC**

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Impact on Those Receiving Preferred Shares

Advantages	Disadvantages
➢ Upon liquidation or dissolution of the Company, holders of Preferred A shares will be paid before any payments are made to common shareholders.	➢ Limited voting rights. May only vote upon a proposed change in control of the Company.
➢ Entitled to a preference in the payment of dividends over common shareholders.	➢ Board may authorize the issuance of other classes or series of preferred stock or equity securities that rank senior to or on parity with Series A Preferred Stock.
➢ Conversion to common upon the change of control, enabling holders to participate in any value received as a result of any future sale.	

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Impact on Remaining, Affiliated Shareholders

Advantages	Disadvantages
Information about the compensation and stock ownership of affiliates will no longer be publicly available Elimination of liability under Section 18 of the Exchange Act Continue to exercise sole voting control, except with respect to a change in control of the Company.	May adversely affect the already limited liquidity of common stock Rule 144 no longer available to provide a "safe harbor" for resales of stock by affiliates of an issuer

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Impact on Remaining, Unaffiliated Shareholders

Advantages	Disadvantages
➢ **Continue to exercise sole voting control, except with respect to a change in control of the Company.**	➢ **May adversely affect the already limited liquidity of common stock**
➢ **Net present value of $1.06/share created.**	➢ **Reduction in publicly available information**
➢ **Immediate improvement in EPS of $0.08/share and IRR of 256.9%.**	➢ **Elimination of protection under Section 18 of the Exchange Act.**

Fairness Opinion Analysis

- ➢ Historical Trading and Volume

- ➢ Recapitalization Premium Analysis

- ➢ Comparable Company Analysis

- ➢ Dividend Discount Analysis

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Stock Performance *(Since August 27, 2004)*



First Ipswich

Returns (8/27/04 – 5/31/07)	
First Ipswich	**-39.33%**
S&P Banking Index	**11.81%**
NASDAQ Bank Index	**11.10%**

Price/ Volume Analysis



First Ipswich

FIWC stock suffers from low trading volume.

FIWC trading below $10 per share.

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46

Trades – Last Twelve Months

	Shares Traded	Weighted Average Closing Price	Earliest Day Traded	Low	High[1]
Last 5 trading days	7,300	9.29	05/10/07	9.10	9.50
Last 10 trading days	14,600	9.31	04/20/07	9.00	9.50
Last 20 trading days	33,800	9.26	03/07/07	9.00	9.50
Last 6 months	116,800	9.56	12/11/06	8.15	10.00
Last 9 months	167,900	9.25	09/12/06	8.15	10.00
Last 12 months	202,300	9.21	06/05/06	8.10	10.50

1 - Excludes January 24, 2007 and January 25, 2007, when First Ipswich traded at highs of $12.00 and $11.00, respectively.

FIWC traded on 87 of the 252 trading days over the last 12 months.

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Recapitalization Premium Analysis

Reasonable Premium = 13.18%

Related Transactions

Company	Ticker	City	ST	Assets ($000s)	Announce Date	Transaction Type	% of Shares Impacted	Price Per Share	Premium Over Market Value: At Announce[1]	Premium Over Market Value: Fairness Opinion[2]
Monarch Community Bancorp, Inc.	MCBF	Coldwater	MI	291,300	02/16/07	Cash Out Merger	3.11	13.50	27.36%	15.88%
South Street Financial Corp.	SSFC	Albemarle	NC	268,848	12/11/06	Reclassification to Preferred	2.60	NA	NA	NA
First Niles Financial, Inc.	FNFI	Niles	OH	100,973	06/29/06	Reclassification to Preferred	2.00	NA	NA	NA
Harbor Bankshares Corp.	HRBK	Baltimore	MD	258,174	05/02/06	Cash Out Merger	1.80	31.00	21.57%	0.00%
Home City Financial Corp.	HCFL	Springfield	OH	148,159	01/26/06	Reverse Stock Split	1.77	17.10	11.91%	12.57%
FC Banc Corp.	FCBZ	Bucyrus	OH	178,386	11/15/05	Reverse Stock Split	9.92	29.12	3.63%	3.08%
County Bank Corp.	CBNC	Lapeer	MI	257,355	10/07/05	Reverse Stock Split	4.72	55.00	2.42%	1.85%
First Citizens Bancorporation, Inc.	FCBN	Columbia	SC	4,533,651	09/13/05	Cash Out Merger	3.43	735.00	24.58%	28.50%
Illini Corporation	ILII	Springfield	IL	253,463	08/19/05	Cash-out Merger	9.70	40.50	3.71%	3.85%
Iowa First Bancshares Corporation	IOFB	Muscatine	IA	376,429	07/22/05	Reverse Stock Split	4.72	38.00	10.95%	10.95%
Cherokee Banking Company	CHKJ	Canton	GA	164,843	07/01/05	Cash-out Merger	11.01	17.75	14.52%	18.65%
Community Financial Holding Company, Inc.		Duluth	GA	274,130	06/17/05	Reclassification to Class A CS	10.19	NA	NA	NA
Guaranty Bancshares	GNTY	Mount Pleasant	TX	552,500	06/13/05	Cash Out Merger	2.19	24.00	24.03%	12.41%
Community Investors Bancorp	CIBI	Bucyrus	OH	122,762	06/09/05	Reverse Stock Split	3.81	15.00	13.21%	13.21%
First Southern Bancorp		Statesboro	GA	113,407	06/02/05	Reclassification to Series A	13.11	NA	NA	NA
Home Loan Financial Corp.	HLFN	Coshocton	OH	160,342	05/18/05	Reverse Stock Split	6.41	20.75	30.50%	14.64%
Heartland Bancshares, Inc.		Sebring	FL	147,922	04/20/05	Reclassification to Preferred	14.77	NA	NA	NA
Medians									**13.86%**	**12.49%**

1 - Based on closing trading price on the day prior to announcement of such transaction.

2 - Based on closing trading price on the day of the fairness opinion.

Applying the 13.18% premium to First Ipswich's June 13th closing price of $9.20, yields a value of $10.41.

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Comparable Companies

Peer Group for First Ipswich

Company	City	State	Ticker	Exchange	Assets ($000s)	ROA (%)	ROE (%)	Efficiency Ratio (%)	Loan Growth (3 Yr CAGR)	Deposit Growth (3 Yr CAGR)	NPAs/ Total Assets	Tang Equity/ Tang Assets (%)
Beverly National Corporation	Beverly	MA	BNV	AMEX	460,918	0.59	6.92	76.06	19.94	3.99	0.01	10.25
Northeast Bancorp	Auburn	ME	NBN	AMEX	562,113	0.43	6.00	81.36	1.51	2.75	0.81	6.33
Salisbury Bancorp, Inc.	Lakeville	CT	SAL	AMEX	431,117	0.96	9.35	72.87	21.45	11.75	0.19	7.97
Brooklyn Federal Bancorp Inc.	Brooklyn	NY	BFSB	NASDAQ	398,816	0.98	4.74	67.32	NA	NA	0.03	21.11
Elmira Savings Bank (NY)	Elmira	NY	ESBK	NASDAQ	371,420	0.48	7.19	75.19	7.89	6.01	0.09	6.47
Evans Bancorp, Inc.	Angola	NY	EVBN	NASDAQ	497,392	1.02	12.65	70.70	15.31	4.57	0.13	5.77
Jeffersonville Bancorp	Jeffersonville	NY	JFBC	NASDAQ	396,528	1.30	12.38	67.44	7.09	4.09	0.61	10.54
LSB Corporation	N Andover	MA	LSBX	NASDAQ	559,697	0.12	1.10	77.58	12.27	3.08	0.02	10.58
Mayflower Co-operative Bk MA	Middleboro	MA	MFLR	NASDAQ	238,748	0.22	2.84	78.15	4.86	5.40	0.00	8.11
New England Bancshares, Inc.	Enfield	CT	NEBS	NASDAQ	276,511	0.42	2.01	82.69	16.95	2.14	0.21	20.10
Rome Bancorp, Inc.	Rome	NY	ROME	NASDAQ	302,945	0.84	2.95	75.22	8.20	(0.72)	0.38	25.13
Hingham Institution for Savings	Hingham	MA	HIFS	NASDAQ	699,414	0.64	8.36	60.12	14.61	11.84	0.06	7.51
Slade's Ferry Bancorp	Somerset	MA	SFBC	NASDAQ	608,969	0.60	7.66	71.73	7.16	0.80	0.08	8.02
New Hampshire Thrift Bancshares Inc	Newport	NH	NHTB	NASDAQ	654,590	0.71	9.87	70.19	10.57	4.24	0.09	5.44
Northway Financial, Inc	Berlin	NH	NWFI	NASDAQ	678,729	0.47	5.79	86.75	(1.11)	2.79	0.69	6.04
Medians					**460,918**	**0.60**	**6.92**	**75.19**	**9.39**	**4.04**	**0.12**	**8.02**
First Ipswich Bancorp	**Ipswich**	**MA**	**FIWC**	**OTC BB**	**302,503**	**-0.13**	**-2.76**	**100.14**	**7.52**	**7.49**	**0.00**	**4.92**

> ***Generally, First Ipswich underperformed in comparison to the peer group.***

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Comparable Companies – *Trading Multiples*

Peer Group for First Ipswich

Company	Current Price/ LTM Core EPS (x)	Current Price/ Book Value (%)	Current Price/ Tangible Book Value (%)
Beverly National Corporation	17.63	121.0	121.0
Northeast Bancorp	17.88	102.0	121.0
Salisbury Bancorp, Inc.	15.23	126.0	167.0
Brooklyn Federal Bancorp Inc.	52.13	243.0	243.0
Elmira Savings Bank (NY)	N/A	156.0	160.0
Evans Bancorp, Inc.	11.30	133.0	190.0
Jeffersonville Bancorp	15.03	185.0	185.0
LSB Corporation	35.12	130.0	130.0
Mayflower Co-operative Bk MA	40.34	111.0	111.0
New England Bancshares, Inc.	59.66	119.0	123.0
Rome Bancorp, Inc.	41.77	138.0	138.0
Hingham Institution for Savings	14.40	129.0	129.0
Slade's Ferry Bancorp	18.33	127.0	133.0
New Hampshire Thrift Bancshares Inc	13.30	124.0	168.0
Northway Financial, Inc	19.29	101.0	132.0
First Quartile	**15.08**	**120.0**	**126.0**
Median	**18.11**	**127.0**	**133.0**
First Ipswich Implied			
First Quartile	**NA**	**10.01**	**7.88**
Median	**NA**	**10.59**	**8.31**
First Ipswich Implied Plus Transaction Premium			
First Quartile	**NA**	**11.33**	**8.91**
Median	**NA**	**11.99**	**9.41**

Range of *adjusted per share values*:
$8.91 - $11.99

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Dividend Discount Analysis

Dividend Discount Analysis

Terminal Multiple

Discount Rate	14x	15x	16x	17x
14.00%	5.54	5.90	6.27	6.64
13.00%	5.78	6.16	6.55	6.93
12.00%	6.04	6.44	6.84	7.24
11.00%	6.31	6.73	7.14	7.56
10.00%	6.59	7.03	7.47	7.91

Applying the 13.18% transaction premium yields a range of fair values between $6.27 and $8.95.

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Summary of Fair Value Analyses

Methodology	Low	Median	High
Current Price	$9.17[1]	$10.41	$13.58[2]
Comparable Company Analysis	$8.91	$10.37	$11.99
Dividend Discount Analysis	$6.27	$7.49	$8.95

1 – Based on the 52 week low price of $8.10.
2 – Based on the 52 week high price of $12.00.

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Disclosure

These materials are for discussion purposes only. They should not be construed as an offer or solicitation with respect to the purchase or sale of any security or to enter into any particular transaction and may not be relied on in evaluating the merits of investing in any security or entering into any transaction.

The information contained herein and any supplemental information or other documents provided in connection herewith are submitted to you on a strictly confidential basis, should be kept confidential and should not be used other than in connection with your evaluation of a proposed structure or transaction. By accepting a copy of this presentation, the recipient agrees that neither it nor any of its employees or advisors shall use the information for any purpose other than evaluating a proposed structure or transaction or divulge the information to any other party. The information contained herein shall not be photocopied, reproduced or distributed to others, in whole or in part, without the prior written consent of Northeast Capital & Advisory, Inc.

The Efficacy of a
Going Private Transaction

June 20, 2007

Presented By:

Arthur L. Loomis, II

President

Northeast Capital & Advisory, Inc.

(518) 426-0100 * alloomis@ne-capital.com